Filed by First Clover Leaf Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Clover Leaf Financial Corp.

Commission File Number: 000-50820

First Clover Leaf Bank and First Mid-Illinois Bank & Trust, N.A.

Questions and Answers for our Valued Clients concerning the recently announced Merger.

Overview

On April 26, 2016, First Mid-Illinois Bancshares, Inc. (“First Mid”) and First Clover Leaf Financial Corp. (“First Clover Leaf”) announced that they will be coming together to form one company. We anticipate a seamless transition to combined services since both banks place clients at the center of all we do. First Clover Leaf will merge into First Mid and First Mid will be the surviving corporation. Following the holding company merger, First Clover Leaf Bank will merge into First Mid-Illinois Bank & Trust, N.A. This transaction is expected to late in the 3rd quarter or early in the 4th quarter of 2016. Combining forces means we should be able to do more to help our clients by offering more services, such as trust & wealth management and insurance, as well as helping our communities to prosper and thrive.

Until the transaction is complete, it is business as usual at First Clover Leaf. We know you have a lot of questions. We have put this document together to try and answer some of those questions. We are committed to keeping you well informed through this process. We are in the early stages of bringing these two organizations together, and as we learn more we will share that information with you. Please read through the Frequently Asked Questions below. This list is not comprehensive, but should provide you with important information regarding the merger and upcoming transition.

Why are you doing this merger?

This merger will strengthen our ability to serve our clients and positions the resulting bank to grow as the premier community bank in the markets we serve. We will have a much larger presence in down-state Illinois. We will have the ability to bring new products and services to our current clients. Both organizations share a similar commitment to personalized client service and strong community involvement. We are confident that this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit our clients and communities where you work and live. First Mid has a long history in banking, beginning in 1865. They are recognized as a top-performing community bank, having earned a five-star Bauer Financial rating, named among top 100 community banks by S&P Global Market Intelligence, as well as being named Small Business Administration 2015 Community Bank of the Year by the Illinois District Office.

Additionally, we believe this merger will also provide significant value for the shareholders of both companies as we leverage the strengths of both organizations to serve our clients.

What happens to the Bank Branch/ATM/Online Site I currently use?

Absolutely nothing is changing right now. You should continue to use your existing checks, debit /ATM cards, etc. as you normally do. When our systems convert any changes will be communicated to you. You will continue to receive the same high touch level of service before and after the merger.

Will branches be closing?

First Mid’s branch network is complementary with our branch network and the two banks have almost no overlap. However, where overlap exists, we will evaluate locations and communicate any changes in a timely manner.

Will my branch hours be changing?

Prior to the merger, First Clover Leaf and First Mid will continue to operate as separate businesses. We do not anticipate any change in our hours. If there are changes of any kind in the future, we will share that information with our clients well in advance.

Will this change your commitment to the community?

First Mid shares our commitment to community investment and community service. First Mid associates are encouraged and empowered to volunteer their time in the community. Last year First Mid employees donated almost 10,000 volunteer hours in their communities.

Will the name of the bank change?

The name will change sometime in the future, but no decision has been finalized on the name transition and related timing.

How does this merger benefit me?

As a client, in the future you will enjoy a broader range of financial solutions including, trust & wealth management and insurance products and services. The merger will increase your access to banking services through an expanded branch and ATM locations that spans most of down-state Illinois. First Mid Bank currently operates 46 banking centers in 33 Illinois communities.

How can I find out more about First Mid services?

As we get closer to the merger date, more information will be available to you. You can visit www.firstmid.com to find out more about First Mid.

Safe Harbor

This document may contain certain forward-looking statements, such as discussions of First Mid and First Clover Leaf’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Clover Leaf intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Clover Leaf will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Clover Leaf with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Clover Leaf; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Clover Leaf’s loan or investment portfolios and the valuation of those investment portfolios; success in raising capital by First Mid and First Clover Leaf; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Clover Leaf; and accounting principles, policies and guidelines. Additional information concerning First Mid and First Clover Leaf, including additional factors and risks that could materially affect First Mid’s and First Clover Leaf’s financial results, are included in First Mid’s and First Clover Leaf’s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Additional Information

This material is not a substitute for the registration statement on Form S-4 that First Mid will file with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Mid and First Clover Leaf that also constitutes a prospectus of First Mid, which will be sent to the stockholders of each of First Mid and First Clover Leaf. Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Mid, First Clover Leaf and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Mid and First Clover Leaf can be obtained free of charge from the SEC’s website at www.sec.gov. These documents, when available, also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Clover Leaf’s website at www.firstcloverleafbank.com under the link “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Mid upon written request to First Mid-Illinois Bancshares, Inc., Secretary, 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938 or by calling (217) 258-0493, or from First Clover Leaf, upon written request to First Clover Leaf Financial Corp., Corporate Secretary, 6814 Goshen Road, P.O. Box 540, Edwardsville, Illinois 62025 or by calling (618) 656-6122.

Participants in this Transaction

First Mid, First Clover Leaf and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Mid relating to its 2016 Annual Meeting of Stockholders filed with the SEC by First Mid on March 18, 2016 and the definitive proxy statement of First Clover Leaf relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 28, 2015. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.